Mr. William H. Thompson
U.S. Securities and Exchange Commission
May 23, 2017

May 23, 2017

By: EDGAR Transmission - Correspondence Filing
Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Atmos Energy Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2017,
Response Dated May 4, 2017
File No. 1-10042

Dear Mr. Thompson:

We are responding to your letter dated May 17, 2017, commenting on our response dated May 4, 2017 to your comment letter dated May 2, 2017. We have repeated your comment from such letter below, followed by our response to the comment in bold print. We intend to comply with the comment in all future filings, as applicable.

Form 10-Q for the Quarterly Period March 31, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Distribution Segment, page 37

1.
We note your disclosure on page 38 that you believe gross profit is a better indicator of your financial performance than revenues since increases in the cost of gas are offset by a corresponding increase in revenues. In future filings, please disclose that gross profit is a non-GAAP financial measure and why management believes the non-GAAP measure provides useful information to investors. Refer to Item 10(e) of Regulation S-K.

Beginning with our Form 10-Q for the three and nine months ended June 30, 2017, we will disclose that gross profit is a non-GAAP financial measure. We are also mindful of the additional disclosure requirements relating to the use of non-GAAP

Mr. William H. Thompson
U.S. Securities and Exchange Commission
May 23, 2017

financial measures, as set forth in Item 10(e) of Regulation S-K. The disclosures in our future filings that use any such financial measures will be prepared in accordance with such requirements, including the requirement in Item 10(e)(1)(i)(C) that a statement be included disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors. The following statement is indicative of the disclosure that we may include regarding gross profit:

We calculate gross profit as operating revenues less purchased gas cost.  This net amount is considered a non-GAAP financial measure. Management uses this financial measure because operating revenues include the cost of purchased gas, which is a tracked cost that is passed through to our customers without markup under purchased gas cost adjustment mechanisms. Accordingly, we believe that gross profit provides investors a useful and more relevant measure to analyze our financial performance than operating revenues because purchased gas cost does not impact our operating income.

To facilitate the reconciliation between gross profit and GAAP operating revenues, we will include operating revenues and purchased gas cost in the tables included in our financial highlights within Management's Discussion and Analysis in all our future Form 10-K and 10-Q filings.

If you have any questions or comments on this letter, please direct them to our Controller, Richard M. Thomas at (972) 855-3748, or in his absence, to me at (972) 855-3214. Thank you for your attention.

Sincerely,

/s/ CHRISTOPHER T. FORSYTHE
Christopher T. Forsythe
Senior Vice President and
Chief Financial Officer

cc: Mr. Anthony W. Watson
U.S. Securities and Exchange Commission

Mr. Scott Anderegg
U.S. Securities and Exchange Commission

Ms. Mara Ransom
U.S. Securities and Exchange Commission